UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-38857

BIT ORIGIN LTD

(Translation of registrant’s name into English)

27F, Samsung Hub

3 Church Street Singapore 049483

T: 347-556-4747

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On July 10, 2026, Ms. Mei Yeung tendered her resignation as a director, the Chair of the Audit Committee and a member of each of the Compensation Committee and the Nominating Committee of Bit Origin Ltd (the “Company”), and Mr. Siyuan Zhuang tendered his resignation as a director and a member of each of the Audit Committee, the Compensation Committee and the Nominating Committee of the Company, in each case effective July 10, 2026. Neither Ms. Mei Yeung’s nor Mr. Siyuan Zhuang’s resignation was the result of any disagreement with the Company’s operations, policies or procedures.

On July 10, 2026, as approved by the Board of Directors (the “Board”), the Nominating Committee and the Compensation Committee of the Company, (i) Ms. Mei Ting Yeung was appointed as a director, the Chair of the Audit Committee and a member of each of the Compensation Committee and the Nominating Committee of the Company, and (ii) Mr. Wei Li was appointed as a director and a member of each of the Audit Committee, the Compensation Committee and the Nominating Committee of the Company, in each case effective July 10, 2026.

The biographical information of each of Ms. Mei Ting Yeung and Mr. Wei Li is set forth below:

Ms. Mei Ting Yeung, age 39, has more than 10 years of accounting, financial reporting and corporate finance experience. Since 2021, Ms. Yeung has served as Senior Accounting Manager at Audio Video Invasion, where she oversees accounting operations for multiple business entities, including financial reporting, month-end and year-end close, payroll administration, cash flow management, budgeting, internal controls and audit support. Prior to joining her current employer, Ms. Yeung held progressively responsible accounting and finance positions with private companies, where she developed broad experience in financial reporting, accounting operations, regulatory compliance and corporate finance. In addition to her corporate accounting experience, Ms. Yeung previously served as an elected Treasurer and member of the board of directors of a residential community association, where she was responsible for fiduciary oversight of budgets, reserve funding, financial governance and long-term capital planning. Ms. Yeung received a Bachelor of Finance from Florida International University and is a Certified Notary Public. The Board believes that Ms. Yeung is qualified to serve as an independent director because of her extensive accounting, financial reporting, internal controls, audit support and financial governance experience, together with her expertise in budgeting, compliance and corporate financial management.

Mr. Wei Li (Ray), age 42, has over 17 years of experience in investment banking, wealth management and capital markets. Prior to founding Crestwave Capital, Mr. Li served as Chief Executive Officer and Director of Mainnet Capital, where he was responsible for fundraising, investor relations, investment strategy, risk management and fund operations. Earlier in his career, Mr. Li held senior positions at Standard Chartered, Schroders, Barclays Capital, Credit Suisse and Bank of America Merrill Lynch. Throughout his career, he led investment banking operations, regulatory compliance initiatives, trading infrastructure development and regional transformation projects across global financial institutions. Mr. Li holds a Master of Information Technology from the University of Technology Sydney, a Master of Business Information Systems from the University of Sydney, and a Bachelor’s degree in Computer Science from Nanjing University of Posts and Telecommunications. The Board believes that Mr. Li is qualified to serve as an independent director because of his extensive investment banking, capital markets, financial services and corporate governance experience, as well as his expertise in fundraising, investor relations and strategic business development.

Ms. Mei Ting Yeung is the sister of Ms. Mei Yeung, who resigned as a director of the Company effective July 10, 2026. Except as disclosed above, neither Ms. Mei Ting Yeung nor Mr. Wei Li has a family relationship with any director or executive officer of the Company. Neither of them has been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

The Board has determined that each of Ms. Mei Ting Yeung and Mr. Wei Li is independent, pursuant to the definition of independence under Rule 5605(a)(2) of the Nasdaq Listing Rules, based on an evaluation of the relationships between the Company and each of them. The Board has further determined that Ms. Mei Ting Yeung qualifies as an “audit committee financial expert” under Item 407(d)(5) of Regulation S-K of the Securities Exchange Act of 1934, as amended, and satisfies the financial sophistication requirements of Rule 5605(c)(2)(A) of the Nasdaq Listing Rules, based on her education, experience, and professional background.

Pursuant to the director offer letters by and between the Company and each of Ms. Mei Ting Yeung and Mr. Wei Li, each dated July 10, 2026 (the “Director Offer Letters”), the term of each director shall continue until his or her successor is duly elected and qualified. The Board may terminate the position as a director for any or no reason, and each position shall be up for re-appointment every year by the Board. Ms. Mei Ting Yeung is entitled to compensation of US$24,000 for each calendar year, and Mr. Wei Li is entitled to compensation of US$10,000 for each calendar year, in each case payable on a quarterly basis. The Director Offer Letters are qualified in their entirety by reference to the complete text of the letters, which are filed hereto as Exhibits 10.1 and 10.2.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Director Offer Letter with Mei Ting Yeung, dated July 10, 2026
10.2	Director Offer Letter with Wei Li, dated July 10, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIT ORIGIN LTD.

Date: July 14, 2026	By:	/s/ Jinghai Jiang
	Name:	Jinghai Jiang
	Title:	Chief Executive Officer, Chief Operating Officer and Chairman of the Board